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BRENT D. FASSETT	202 842-7800
(720) 566-4025
fassettbd@cooley.com
December 22, 2005
Via Electronic Submission
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Filing Desk

Re:	Alexza Pharmaceuticals, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
On behalf of Alexza Pharmaceuticals, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 covering an underwritten public offering of Common Stock of the Company. Manually executed signature pages and consents have been signed prior to the time of this electronic filing and will be retained by the Company for five years.
Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $9,229 was wired to the Commission’s account at Mellon Bank to cover the filing fee.
Please call the undersigned at (720) 566-4025 or James Linfield, of this firm, at (720) 566-4010 with your comments as soon as they are available, or send them to the attention of the undersigned by facsimile at (720) 566-4099.
Sincerely,
/s/ Brent D. Fassett
Brent D. Fassett
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